

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 22, 2010

VIA U.S. MAIL AND FAX (818) 407-5955

Chris King
Chief Financial Officer
MRV Communications, Inc.
20415 Nordhoff Street
Chatsworth, California 91311

> **Re:** **MRV Communications, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed October 8, 2009**
> **File No. 001-11174**

Dear Mr. King:

    We have reviewed your letter dated January 8, 2010 and have the following comment. Where indicated, we think you should revise your future documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Financial Statements

Statement of Cash Flows, page 93

1. We note from your response to our prior comment 1 that the predominate source of cash flow activities related to time deposits in 2008 was certificates of deposit securing standby letters of credit and that you treat the restriction of cash to secure a standby letter of credit as an operating activity unless the standby letter of credit is securing an underlying financing or investing activity. As we note that usually restricted cash vehicles, such as escrow accounts or stand-by letters of credit agreements, require you to "invest" your cash in another asset which will be held for a specific purpose, please describe the unique terms or the circumstances surrounding each of these transactions that resulted in the changes in your restricted cash (i.e., your time deposits) being an operating or a financing activity.

   - For example, please address how cash invested in a certificate of deposit and restricted in order to serve as a guarantee for your trade agreements with customers or to guarantee borrowings of another entity – Fiberxon - would constitute a use of cash for an operating activity. Explain whether the funds held in the time deposits were later used to settle the trade agreements or to pay off the Fiberxon borrowings.

   - Similarly, please describe the unique circumstances surrounding the terms of your arrangements that required you to restrict cash (i.e., in time deposits) as collateral for lines of credit and explain why that use of cash would constitute a financing activity. Tell us whether the amounts held in the time deposits were used or will be used to pay off the lines of credit.

   Please refer to FASB ASC Topic 230.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3212 if you have any questions regarding this comment. In this regard, do not hesitate to contact Martin F. James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief